

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via E-mail
Herbert Ruetsch
Chief Executive Officer
Fairway Group Holdings Corp.
2284 12th Avenue
New York, New York 10027

  Re: **Fairway Group Holdings Corp.**
      Registration Statement on Form S-1
      Filed September 24, 2012
      File No. 333-184063

Dear Mr. Ruetsch:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market and Industry Data, page ii

1. We note your response to comment 8 in our letter dated August 31, 2012 and the related revisions in your filing. Please delete the statement that you "have not independently verified any third-party information" to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus. Your current revisions are insufficient in this regard.

Summary Historical Consolidated Financial and Other Data, page 10

2. Please explain your reference in footnote (17) on page 15 to accrued pay-in-kind interest. Specifically, please tell us and disclose which of your outstanding debt instruments have pay-in-kind features and how you are accounting for those features. Please also revise footnote (3) on page 48, footnote (15) on page 56, the first paragraph on page 120 and the

notes to your financial statements to provide your investors with sufficient information to understand these instruments and your accounting.

Critical Accounting Policies and Estimates, page 79

3. We note your statement that as part of your fair value analysis, you engaged an unrelated third party valuation specialist to value your common stock. It is unclear from your disclosure whether management or the third party valuation specialist is responsible for determining the fair value of your common stock. Specifically, it is unclear whether your management considered the third party valuation as one part of the information they used to determine the fair value of your common stock, or whether management relied on the third party valuation expert to determine the fair value of your common stock. Please revise your disclosure to clarify this matter. If management relied on the third party valuation expert to determine the fair value of your common stock, please name the third party valuation specialist as an expert and provide their consent to being named as an expert in the next amendment to your registration statement. Please refer to Item 509 of Regulation S-K.

Business, page 83

4. We note your response to comment 34 in our letter dated August 31, 2012 that "under current law it is only able to have one wine and spirits location in New York State, and two locations in each of Connecticut and New Jersey, and that it currently has one location in each of those states." Please state this in an appropriate place in your filing.

Certain Relationships and Related Party Transactions, page 118

5. We note your statement that there have not been any related party transactions, other than as otherwise disclosed, "since March 29, 2010." Please revise to indicate that there have not been any related party transactions, other than as otherwise disclosed, since the fiscal year ended March 29, 2010. Please see Instruction 1 to Item 404 of Regulation S-K.

6. Please disclose in this section the $300,000 bonus paid to Mr. Glickberg in connection with your entry into the new senior credit facility in August 2012.

Transactions with Howard Glickberg, page 118

7. We note your response to comment 44 in our letter dated August 31, 2012 that one of the other Former Owners "owns shares of preferred stock is not, and during fiscal 2012 was not, an officer or director of the Company, and the preferred stock does not generally have rights to vote." To the extent this other Former Owner owned preferred stock in the last three fiscal years, please provide the information required under Item 404 of Regulation S-K. Please see Instruction 1 to Item 404 of Regulation S-K.

<u>Consolidated Financial Statements, page F-1</u>

<u>Note 1. Description of Business and Summary of Significant Accounting Policies, page F-7</u>

<u>Goodwill and Other Intangible Assets, page F-9</u>

8. Please revise to disclose whether there were any indicators of impairment of goodwill and other intangible assets as of July 1, 2012.

<u>Impairment of Long-Lived Assets, page F-10</u>

9. Please revise to disclose whether there were any events or circumstances indicating that the carrying amounts of long-lived assets may not be recoverable as of July 1, 2012.

<u>Exhibit 23.3</u>

10. We note Buxton Company is consenting "to being named as an expert in the Registration Statement (and being included in the caption "Experts" in the Registration Statement)." We cannot locate this consent in the Experts section of the Registration Statement. Please clarify or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Roy L. Goldman
        Fulbright & Jaworski LLP